SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 12b-25

                   Notification of Late Filing

                 Commission File Number 0-16271

(Check one):      [   ] Form 10-K   [   ] Form 11-K   [   ] Form 20-F
                  [ X ] Form 10-Q   [   ] Form N-SAR

             For period ended:   December 31, 1995

[  ] Transition Report on Form 10-K and Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q and Form 10-QSB
[  ] Transition Report on Form N-SAR

    For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________


                            PART I.

                     REGISTRANT INFORMATION

Full name of registrant:           Continental Health Affiliates, Inc.

Address of principal
executive office
(Street and number):               910 Sylvan Avenue

City, State and Zip Code:          Englewood Cliffs, New Jersey 07632


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                           PART II.

                     RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III.

                            NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company has been delayed in the preparation of its quarterly report on Form 10-Q due to contraints on staff because of the filing on February 12, 1996 of Transition Reports on Form 10-K for the Company and a subsidiary and issues regarding accounting treatments attributable to the change in fiscal year end.

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                            PART IV.

                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Benjamin Geizhals, Esq.  (201) 567-4600, ext. 237

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes [  ] No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [ ] Yes [X] No


                      Continental Health Affiliates, Inc.
                  -------------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  February 14, 1996               By:/s/ Benjamin Geizhals
                                           --------------------------------
                                            Benjamin Geizhals,
                                              Vice President

                            ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


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